

May 3, 2007

<u>Via Facsimile 858-550-6420 and U.S. Mail</u>

Frederick T. Muto
Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121

      Re: Biosite, Inc.
                Schedule 14D-9/A filed on May 2, 2007
                SEC File No. 5-50351

Dear Mr. Muto:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. All defined terms used in this letter have the same meaning as in your tender offer materials, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

General

1. In your response letter, indicate how you disseminated the revised disclosure set forth in this amended Schedule 14D-9. We may have additional comments. See Rule 14e-2(b) of Regulation 14E.

Item 4. The Solicitation or Recommendation

2. Under "Reasons for Recommending the Amended Offer and the Merger Agreement" beginning on page 8, explain how specifically the Biosite Board considered the changes in the treatment of Company Options set forth in the Merger Agreement Amendment in recommending the Amended Offer by Beckman. Your revised

disclosure should explain the significance of these changes to shareholders, to the Company and to option holders.

3. On page 9, expand the discussion of why the Biosite Board viewed Beckman's greater financial resources as a factor weighing in favor of the Beckman offer, even though the Inverness Offer was equal to the Beckman Offer in price. In this regard, you refer to such greater financial resources as improving the successful financing and closing of the Amended Offer and Merger in relation to the competing Inverness offer; however, the commitment letters submitted on behalf of Inverness with its proposals and filed by you as exhibits to prior Schedule 14D-9 amendments appear to indicate that the Inverness had commitments in place to fund its offer.

4. Quantify the "considerably longer period of time" which you allege would be required to complete the Inverness Offer because it was structured as a single-step merger. In addition, clarify your reference to the factors other than timing concerns which you allege contributed to greater uncertainty in completing the merger structure contemplated by the Inverness Offer.

5. See the last two comments above. If some of the Biosite Board's concerns regarding the Inverness Offer related to its structure as a one-step merger, did the Board convey to Inverness its preference for a two-step tender offer followed by a merger? Why or why not?

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from Biosite acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- Biosite may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of your amendment to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions